

April 27, 2011

Via E-mail
Robert Kepe, CEO
RJD Green, Inc.
1560-1 Newbury Rd #514
Newbury Park, CA 91324

     Re: RJD Green, Inc.
             Amendment No. 4 to Registration Statement on Form S-1
             April 5, 2011
             File No. 333-170312

Dear Mr. Kepe:

     We have reviewed your amended filing and have the following comments. References to prior comments refer to those in our letter dated February 18, 2011.

Financial Statements

Statement of Operations, page F-3

1.   Please provide us with your detailed calculation of net loss per share, including how you computed the amount used for weighted average common shares. Refer to ASC 260-10-55-2.

Statement of Operations, page F-5

2.   Please revise the title of this schedule to depict it as the statements of cash flows.

3.   In response to prior comment 24, we note that you appear to have restated your statements of cash flows to reflect the stock issued for $27,500 of services. Since this is a non-cash activity, please revise to include this amount as an adjustment to reconcile net loss to net cash used in operations. In addition, revise the balance of cash at the beginning of the period from September 10, 2009 (the date of inception) to August 31, 2010, fiscal year-end.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact me at (202) 551-3456.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Jillian Ivey Sidoti, Esq.